                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       Report of foreign private issuer pursuant to section 13(a) or 15(d)
                     of the Securities Exchange Act of 1934.




                  For the six-month period ended June 30, 2003

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)

                             19 Benoi Road, Level 3A
                          Sigma Cable High Tech Complex
                                Singapore 629909
                     (Address of principal executive office)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         [X]  Form 20-F             [ ]  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         [ ]  Yes                   [X]  No

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

INDEX
-----

ITEM 1     Financial Statements
                Consolidated Balance Sheet                                 3
                Consolidated Income Statement                              5
                Consolidated Cash Flow Statement                           6
                Notes to Consolidated Financial Statements                 7

ITEM 2     Management's Discussion and Analysis of Financial
           Condition and Results of Operation
                Consolidated Supplemental Operating Data                  10
                Results of Operation                                      11
                Liquidity and Capital Resources                           15
                Recent Developments                                       16
                Special Note Regarding Forward-looking Statements         17

SIGNATURE

ITEM 1: FINANCIAL STATEMENTS


ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(In thousands of US Dollars)



                                                    June 30,      December 31,
                                                      2003            2002
                                                   ---------      ------------
ASSETS

Current assets:
   Cash and cash equivalents                       $  17,278       $  14,431
   Short-term bank deposits                            7,617           3,892
   Accounts receivable                                48,016          53,740
   Amounts due from related parties                      116           4,675
   Inventories:
      Distributed products                               790           2,750
      Finished products                               19,955          15,188
      Products in process                              9,704           7,634
      Raw materials and supplies                      12,397          13,948
                                                   ---------       ---------
                                                      42,846          39,520
   Investments                                           145             541
   Deferred tax assets                                 1,070             657
   Other current assets                                4,785           3,332
                                                   ---------       ---------
         Total current assets                        121,873         120,788

Property, plant and equipment:
   Land                                                5,951           6,170
   Buildings                                          33,920          33,191
   Machinery and equipment                            75,709          76,652
   Motor vehicles                                      2,379           2,544
   Office equipment                                    7,538           6,004
                                                   ---------       ---------
                                                     125,497         124,561
   Accumulated depreciation and amortization          58,506          56,311
                                                   ---------       ---------
                                                      66,991          68,250

Other assets:
   Long term investment                                3,137           2,412
   Investment in an equity investee                    8,851           8,735
   Goodwill                                            7,609           7,607
   Other assets                                          216             168
   Deferred tax assets                                   397             233
                                                   ---------       ---------
                                                      20,210          19,155
                                                   ---------       ---------
         Total assets                              $ 209,074       $ 208,193
                                                   =========       =========



The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(In thousands of US Dollars, except share data)


                                                       June 30,    December 31,
                                                         2003          2002
                                                      ----------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Bank loans and overdrafts                          $   28,488    $   36,808
   Accounts payable and accrued expenses                  11,121        15,175
   Amounts due to related parties                         18,697        16,052
   Short-term loans from related parties                   1,251         2,251
   Income taxes                                            2,096         1,450
   Current portion of long-term debt                       1,470         1,125
   Other current liabilities                               2,720         1,481
                                                      ----------     ----------
         Total current liabilities                        65,843        74,342

Long-term debt, less current portion                         440           675
Long-term debt from a related party, less
 current portion                                           8,602         8,822
Other liabilities                                            530           232
Deferred income tax                                        1,973         2,336
Minority interests                                        37,369        29,739
                                                      ----------     ----------
                                                         114,756       116,146
Shareholders' equity:
   Common stock, $0.01 par value:
      Authorized shares - 20,000,000 shares
      Issued and outstanding shares
      - 13,830,769 shares in 2002 and 2003                   138           138
      Additional paid-in capital                         111,541       111,541
   Retained earnings                                      15,236        11,032
   Currency translation adjustments                      (31,907)      (29,959)
   Unrealised gain/(loss) on investments                    (690)         (705)
                                                      ----------     ----------
         Total shareholders' equity                       94,318        92,047
                                                      ----------     ----------
         Total liabilities and shareholders' equity   $  209,074    $  208,193
                                                      ==========     ==========

Equity per share                                      $     6.82    $     6.66
Issued and oustanding shares                          13,830,769    13,830,769





The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED INCOME STATEMENT (UNAUDITED)
(In thousands of US Dollars, except share data)


                                                      Six Months Ended June 30,
                                                     ---------------------------
                                                         2003           2002
Net sales:
   Manufactured products                             $   84,609      $   78,908
   Distributed products                                   5,885          15,550
   Sales, delivery and installation of products           2,596          13,668
                                                     ----------      ----------
                                                         93,090         108,126
Cost of sales                                            77,628          92,877
                                                     ----------      ----------
Gross profit                                             15,462          15,249
   Selling, general and administrative expenses           9,020           8,058
                                                     ----------      ----------
Income from operations                                    6,442           7,191
   Exchange gain/(loss)                                   1,778           2,011
   Interest income                                          421             333
   Interest expense                                      (1,057)         (1,562)
   Share of net gain/(loss) of equity investee               66            (329)
   Other income/(loss)                                      570             787
                                                     ----------      ----------
Profit before tax and minority interests                  8,220           8,431
   Income taxes                                          (2,037)         (1,762)
   Minority interest                                     (1,979)         (1,267)
                                                     ----------      ----------
Net profit/(loss)                                    $    4,204      $    5,402
                                                     ==========      ==========

Comprehensive income statement disclosure:
   Net income/(loss)                                      4,204           5,402
   Currency translation adjustment                       (1,948)          4,620
   Unrealised gain/(loss) on investments                     15               5
                                                     ----------      ----------
      Net change in total shareholders' equity       $    2,271      $   10,027
                                                     ==========      ==========

Net gain/(loss) per share                            $     0.30      $     0.39
Issued and outstanding shares                        13,830,769      13,830,769





Note:
The above results include exchange gain of $1,778 thousand for the six-month period ending June 30, 2003 largely due to the strengthening of the Thai Baht and Australia Dollar against the U.S. Dollar during the period. The exchange gain net of taxes and minority interests amounts to $1,261 thousand, compared to a net gain of $1,079 thousand for the same period in 2002. For more details, please refer to the section entitled Exchange Gain/Loss under "Management's Discussion and Analysis of Financial Condition and Results of Operation".

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
(In thousands of US Dollars)



                                                                  Six Months Ended June 30,
                                                               -------------------------------
                                                                    2003              2002
                                                               ---------------    ------------
Operating activities:
    Net income                                                   $   4,204         $   5,402
    Adjustments to reconcile net income to net cash
         Depreciation and amortization                               2,195             7,222
         Deferred income taxes                                        (940)              207
         Undistributed (gain)/loss of an equity investee               (66)              329
         Minority interests                                          1,979             1,267
         Unrealized exchange (gain)/loss                            (1,347)           (1,213)
         Gain from disposal of investment                              -                (214)
         Changes in operating assets and liabilities:
              Accounts receivable                                    5,724            (6,141)
              Inventories                                           (3,327)           (3,808)
              Other assets                                          (1,092)            3,492
              Amounts due to/from related parties                    5,984                (7)
              Other liabilities                                     (1,871)           (2,417)
                                                               ---------------    ------------
Net cash provided by operating activities                           11,443             4,119


Investing activities:
    Proceeds from disposal of investment                               -               1,691
    Divestment/(investment) in long term investment                   (774)             (445)
    Decrease/(increase) in short-term bank deposits                 (3,725)              109
    Disposal/(addition) of property, plant and equipment              (936)           (9,509)
                                                              ---------------    ------------
Net cash provided by/(used in) investing activities                 (5,436)           (8,154)



Financing activities:
    Increase/(decrease) in long-term debt                              109            (1,875)
    Increase/(decrease) in bank loans and overdrafts                (8,320)           13,107
    Minority interest                                                5,650               933
                                                              ---------------    ------------
Net cash provided by financing activities                           (2,560)           12,165

Effect of exchange rate changes                                       (601)              451
                                                              ---------------    ------------
Net decrease in cash and cash equivalents                            2,847             8,581
Cash and cash equivalents at beginning of period                    14,431            11,350
                                                              ---------------    ------------
Cash and cash equivalents at end of period                       $  17,278         $  19,931
                                                              ===============    ============


The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2003


1         BASIS OF PRESENTATION

          The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 6-K and do not include all information and footnotes necessary for a fair presentation of the financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the fiscal period ended December 31, 2002.

          The preparation of the consolidated financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

          Significant inter-company accounts and transactions have been eliminated upon consolidation. The Company's investment in Loxley Pacific Co., Ltd., Thai Professional Telecom Network Co., Ltd. and Shandong Rubber Cable Company, Ltd. ("SRC") have been accounted for using the equity method. The investments in these companies, except for SRC, are held under Charoong Thai Wire & Cable Co. Ltd. ("Charoong Thai").

          The financial statements for the interim period shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the information contained herein reflects adjustments necessary to present fairly the consolidated financial position as of June 30, 2003 and December 31, 2002, and the results of operations and cash flows for the six-month periods ended June 30, 2003 and June 30, 2002.


2         ORGANIZATION, PRINCIPAL ACTIVITIES AND NEW INVESTMENTS

          The Company, a subsidiary of Pacific Electric Wire & Cable Co., Ltd. ("PEWC"), was incorporated in Bermuda on September 19, 1996 for the purpose of acting as a holding company and is principally engaged in owning operating companies engaged in the electronic cable, power cable, telecommunication cable and enameled wire industry. PEWC is a corporation listed on the Taiwan Securities Exchange. PEWC effectively holds approximately 75.4% in the Company currently.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
JUNE 30, 2003


2         ORGANIZATION AND PRINCIPAL ACTIVITIES - (CONT.)


          The principal operating units in the consolidated financial statements as at June 30, 2003 are as follows:


                                                         Effective
          Company                       Location         % Interest        Business Description
          -------                       --------         ----------        --------------------
          Sigma Cable Company (Pte.)    Singapore        98.2%             Power cable, sales, delivery
          Ltd.                                                             and installation and distributed
                                                                           products

          Sino-Sin Trading Pte. Ltd.    Singapore        100%              Power cable and distributed
                                                                           products

          Sigma-Epan International Pte. Singapore        100%              Electronic cable
          Ltd.

          Siam Pacific Electric Wire &  Thailand         63.9%             Telecommunication cable,
          Cable Co. Ltd.                                                   power cable and enameled wire

          Pacific Thai Electric Wire &  Thailand         63.9%             Enameled wire
          Cable Co. Ltd.

          Charoong Thai Wire & Cable    Thailand         63.9%             Telecommunication cable and
          Co. Ltd.                                                         power cable

          Loxley Pacific Co. Ltd.       Thailand         24.6%             Telecommunication service

          Thai Professional Telecom     Thailand         19.2%             Telecommunication service
          Network Co. Ltd.

          Australia Pacific Electric    Australia        98.5%             Power cable
          Cables Pty. Ltd.

          Crown Century Holdings Ltd.   Hong Kong        100%              Trading

          Pacific Electric Wire & Cable Shenzhen,        100%              Enameled wire
          (Shenzhen) Co., Ltd.          China

          Ningbo Pacific CDC Cable      Ningbo,          94.3%             Telecom cable
          Co. Ltd.                      China


ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
JUNE 30, 2003


2         ORGANIZATION AND PRINCIPAL ACTIVITIES - (CONT.)


                                                         Effective
          Company                       Location         % Interest        Business Description
          -------                       --------         ----------        --------------------
          Shanghai Yayang               Shanghai,        62.4%             Enameled wire
          Electric Co., Ltd.            China

          Shandong Pacific              Yanggu,          51.0%             Fiber optic cable
          Fiber Optic Cable Co., Ltd.   China

          Shandong Pacific Rubber       Yanggu,          25.0%             Rubber Cable
          Cable Co., Ltd.               China


On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu Cable Company ("Shandong Yanggu") to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $3.0 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. Production is tentatively scheduled to commence in 2004 with initial production of 900,000km of optic fibers annually. The actual operation commencement period will depend on the assessment of market conditions. The company plans to operate two optic fiber drawing tower and four production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. and other external buyers. The Company believes that the market for optic fiber and fiber optic cable will remain promising in China in the long term.

On March 22, 2002, the Company acquired two companies, namely Crown Century Holdings Ltd. ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. ("PEWS") from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. As a result of this new issue, PEWC's holding in the Company increased from 68.3% to 75.4%. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. The consolidated revenues of CCH and PEWS for the year 2002 were $35.0 million with a profit of $4.8 million. For the year to date as at June 30, 2003, these companies contributed $15.5 million in sales and $1.4 million in net profits to the Company's results.

On July 2, 2002, the Company completed the merger of its Thai operations, Charoong Thai Wire & Cable Co. Ltd. ("Charoong Thai") and Siam Pacific Electric Wire & Cable Co., Ltd. ("Siam Pacific"). The merger resulted in Siam Pacific and its wholly owned subsidiary, Pacific Thai Electric Wire & Cable Co., Ltd. ("Pacific Thai"), being 100%-owned, directly and indirectly, respectively, by Charoong Thai. The Company currently holds a 63.9% interest in the combined Thai entities. Charoong Thai remains listed on the Stock Exchange of Thailand. The merger is expected to enhance efficiencies, reduce overheads and maintain our leadership position in Thailand.

ITEM 2:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATION


CONSOLIDATED SUPPLEMENTAL OPERATING DATA
(In thousands of US Dollars, except percentages and tonnage)


                                              Six Months Ended June 30,
                                          ---------------------------------
                                                 2003              2002
                                          ---------------     -------------
Tonnage (of copper content) sold:
    Manufactured products:
          Telecommunications cable               1,157              1,173
          Power cable                           15,308             14,796
          Enameled wire                         16,443             13,175
                                          ---------------     -------------
                Total tonnage                   32,908             29,144
                                          ===============     =============

Net sales:
    Manufactured products:
          Telecommunications cable           $  15,884         $   13,405
          Power cable                           25,206             30,108
          Enameled wire                         41,459             33,068
          Electronic cable                       2,060              2,327
                                          ---------------     -------------
    Total manufactured products                 84,609             78,908
    Distributed products                         5,885             15,550
    SDI project engineering                      2,596             13,668
                                          ---------------     -------------
                Total net sales              $  93,090         $  108,126
                                          ===============     =============

Gross profit:
    Manufactured products:
          Telecommunications cable           $   4,060         $    3,299
          Power cable                            5,488              7,771
          Enameled wire                          5,128              3,479
          Electronic cable                         299                187
                                          ---------------     -------------
    Total manufactured products                 14,975             14,736
    Distributed products                           415                296
    SDI project engineering                         70                216
                                          ---------------     -------------
                Total gross profit           $  15,460         $   15,248
                                          ===============     =============

Gross profit margin:
    Manufactured products:
          Telecommunications cable                25.6%              24.6%
          Power cable                             21.8               25.8
          Enameled wire                           12.4               10.5
          Electronic cable                        14.5                8.0
                                          ---------------     -------------
    Total manufactured products                   17.7               18.7
    Distributed products                           7.1                1.9
    SDI project engineering                        2.7                1.6
                                          ---------------     -------------
                Total gross profit                16.6%              14.1%
                                          ===============     =============


                                      -10

RESULTS OF OPERATION

General

Results of operations are determined primarily by the Company's ability to manufacture high quality products efficiently at competitive costs and the economic conditions of the countries and the region in which it operates. The Company's results are also influenced by a number of factors, including currency stability of the countries in which its operations are located, competition in the industry and the cost of raw materials, especially copper, which accounted for approximately 55% of the cost of goods sold.

Revenues for the six-month period ended June 30, 2003 were $93 million compared with $108 million for the same period in 2002. Tonnage sales of manufactured products increased by 13% while net sales decreased by 14% due primarily to decreases in revenue from Distributed Products and 'Supply, Delivery and Installation' (SDI) project engineering services. The acquired companies, CCH and PEWS, contributed $15.5 million in revenue. Profit margins on the whole have improved from 14.1% in 2002 to 16.6% in 2003, with increases for all categories of products with the exception of power cable. The Company's operations in Thailand, Australia and China were doing well, especially in the power cable and enameled wire sectors where demand has been strong. The operations generated a lower operating income of $6.4 million in the first six months of 2003 compared to $7.2 million in the same period in 2002 on account of higher selling and administrative expenses. Exchange gain of $1.8 million was incurred as a result of the Thai Baht and Australia Dollar strengthening against the U.S. Dollar during the period. Net results for the six-month period ended June 30, 2003 reflected a net profit of $4.2 million ($0.30 per share), as compared to a net profit of $5.4 million ($0.39 per share) for the same period last year.

Copper Prices

Copper prices have increased by approximately 4.3% to an average of $1,652 per metric ton during the first six months of 2003, as compared to an average of $1,584 per metric ton during the same period in 2002. Copper prices for the months of July 2002 rose to an average of $1,710 per metric ton. Copper prices indicated are quoted from the London Metal Exchange (LME) index.



                                                     2003             2002
                                               ---------------   --------------
    Average LME copper price ($/Ton)  1Q        $     1,663       $    1,557
                                      2Q              1,641            1,611
                                      3Q                -              1,516
                                      4Q                -              1,554
                                               ---------------  ---------------
                                      Average         1,652            1,560
                                               ===============  ===============



Regional Economy

East Asia's growth could pick up in the second half to reach 5.6% for this year and 6.3% in 2004, as the adverse economic impacts of Severe Acute Respiratory Syndrome ("SARS") turn out to be moderate, according Asian Development Bank. An unfavorable external environment and the SARS epidemic have combined to keep first half growth muted in East Asia, dragging down the projected figure for the whole of 2003, which fall short of the 6.6% growth achieved in 2002.

The Singapore economy is expected to expand between 1.4% and 3.3% in the second half of 2003 after contracting 1.3% in the first half. The improvement in the second half is dependent on the United State's economic growth and global electronic demand. Economic growth for the whole year is expected to be around 1%, compared to 2.3% growth achieved in 2002.

Power cable sales by Sigma Cable are dependent on the construction sector in Singapore while revenue from SDI project engineering services is dependent on the power cable infrastructure projects released by the Singapore Government. Revenues from power cable distributed products and project engineering by Sigma Cable during the first six months of 2003 have registered a contraction of 62% and 81%, respectively, compared to the same period in 2002.

Thailand's economic growth is projected to be around 4.5% for the current year compared to 5.3% in 2002. The Thai economy expanded 6.7% in the first quarter of this year, mainly on the back of strong domestic consumption and buoyant exports. Exports grew nearly 20% year on year through the first half of 2003. The Thai government has increased the national budget for infrastructure investment with the intention of stimulating the economy. With the expansionary policy of the Thaksin Government, new contracts for infrastructure projects in telecommunications and power have been made available, which will likely benefit the Company's operations in Thailand.

China's economy remains robust expanding by 8.2% over the first half of 2003 compared to the same period in 2002. China's economy is expected to be the fastest growing in Asia, expanding 7.5% for both 2003 and 2004, compared to 8.0% in 2002. The growth is largely supported by rising exports and foreign investment. Export grew 30.6% in July from a year earlier. The Chinese economy remains healthy with substantial spending in infrastructure projects and domestic consumption. The Company's operations in China are performing to expectations, especially for the enameled wire sector where demand continues to be strong. However, the Company faces keen competition in the telecommunication cable and fiber optic cable sectors.

The Company's performance is largely influenced by the telecommunication and power infrastructure and construction sectors in the countries in which it operates. Growth in these industrial sectors is dependent on the general economies of the respective countries, the local government fiscal expenditure policies and domestic consumption. Certain industrial sectors have shown increases in demand in specific countries the Company operates in, such as Thailand and China.

Sales Volume

Sales volume of manufactured products, excluding electronic cables, by weight of conductor content for the first six months of 2003 increased by 13% to 32,908 tons from 29,144 tons over the same period in 2002. Sales volumes of enameled wire and power cable increased by 25% and 3%, respectively, while that of telecommunication cable decreased marginally by 1%. Sales of enameled wire were boosted by the strong demand in China. Sales of telecommunication cable and power cable were largely supported by the infrastructure projects in Thailand and the construction sector in Australia.

As a percentage of total copper sales tonnage of manufactured products, the shares of the operations in Thailand, China, Singapore and Australia are 55%, 26%, 12% and 7%, respectively.

Net Sales

Net sales for the first six months of 2003 amounted to $93.1 million, representing an decrease of $15.0 million or 14% against sales of $108.1 million during the same period in 2002. Sales of manufactured products during the first six months of 2003 are at $84.6 million, an increase of 7% compared to $78.9 million recorded in 2002. This increase was largely on account of increases in sales of telecommunication cable and enameled wire of 18% and 25%, respectively. Sales from the recently acquired companies CCH and PEWS contributed $15.5 million in enameled wire, representing 37% of the total enameled wire sales. Revenue from distributed products and SDI project engineering decreased by 62% and 81%, respectively, over the same period in 2002 due to fewer tenders offered by Power Grid, the Singapore government-linked utility company, for deliveries and projects in 2003.

The following table shows the percentage share in sales of the respective operations by countries with respect to the total sales of the Company for the first six months of 2003:


                                           Manufactured        All products
                                           products only       and services
                                         -----------------   -----------------
          Thailand                                  57.7%               44.5%
          Singapore                                 10.0%               30.6%
          Australia                                  7.5%                5.8%
          China                                     24.8%               19.1%
                                         -----------------   -----------------
          Total                                    100.0%              100.0%
                                         =================   =================


Since 1997, the Company has been running a project engineering division in Sigma Cable in anticipation of more upgrading and infrastructure projects to be undertaken by the government and the private sector. The Company anticipated significant demand for medium and high voltage cables and value-added turnkey services in the power supply industry. The project engineering division offers 'Supply, Delivery and Installation' (SDI) of power cables to power transmission projects.

In May 2001, the Company's Singapore subsidiary, Sigma Cable, secured a contract from Power Grid worth approximately $38.6 million. The project is to be completed by December 2003 and it calls for the laying of 66kV high voltage power cables along nine distinct routes. The Company will continue to tender for future projects.

Gross Profit

Gross profit for the first six months of 2003 amounted to $15.5 million, representing a marginal increase of $0.2 million or 1% compared to $15.2 million for the same period in 2002. Year-on-year contributions from manufactured products increased marginally by $0.2 million or 2% due to increased contributions from telecommunication cable and enameled wire and offset by decreased contributions from power cable. Sales from CCH and PEWS contributed $2.6 million gross profit in enameled wire, representing 50% of the total gross profit in enameled wire.

Gross profit margins in absolute percentages for the first six months of 2003 increased for all categories of manufactured products except for power cable, which was depressed by the lower margins in Singapore. Gross profit margins for total manufactured products decreased marginally from 18.7% to 17.7% between the first six months of 2002 and 2003, reflecting the relatively stable prices of wire and cable in the region.

Operating Income

Income from operations for the first six months of 2003 amounted to $6.4 million, representing a decrease of $0.7 million compared to $7.2 million for the same period in 2002. The decrease is attributable to higher selling, general and administrative expenses due to setting up of new regional sales office in Australia and increased operating activities in CCH and PEWS.

Gain/Loss from Investee

The Company's investments in Loxley Pacific Co., Ltd., Thai Professional Telecom Network Co., Ltd., Newcall Group Ltd. ("NGL") and Shandong Rubber Cable Company, Ltd. ("SRC") have been accounted for as equity investees. The investments in these companies are held under Charoong Thai, except for SRC. NGL now focuses it business on energy resale, provision of Internet service and utility systems in New Zealand.

Exchange Gain/Loss

The exchange rates used in the accounts were as follows:


                                            June 30,       December 31,
          Foreign currency to US$1:           2003             2002
                                         --------------   --------------
                Thai Baht                       42.10              43.20
                Singapore $                      1.76               1.74
                Australian $                     1.50               1.78
                Chinese Rmb                      8.30               8.28


Exchange gains in the first six months of 2003 were largely attributable to strengthening of the Thai Baht and Australia Dollar against the U.S. Dollar over the period. The strengthening regional currencies reflected expectation of stronger economic growth in these countries. Based on the above rates, as at June 30, 2003, the revaluation of assets and liabilities denominated in U.S. Dollars or other foreign currencies in the companies resulted in an exchange gain of $1.8 million, compared to a gain of $2.0 million as at June 30, 2002. The combined exchange gain net of taxes and minority interests amounted to $1.3 million for the six months ended June 30, 2003, compared to net gain of $1.1 million for the same period in 2002. The exchange gain and loss have been reflected in the consolidated income statement as follows:


                                             Six Months       Six Months
          (In thousands of US Dollars)         Ended            Ended
                                            Jun 30, 2003     Jun 30, 2002
                                          ----------------  --------------
          Exchange gain/(loss)                     1,778            2,011
          Income taxes                              (279)            (541)
          Minority interest                         (238)            (391)
                                          ----------------  --------------
             Net exchange gain/(loss)              1,261            1,079
                                          ================  ==============

Discounting the exchange differences recorded, net profit for the first six months of 2003 would have been $2.9 million ($0.21 per share) compared to net profit of $4.3 million ($0.31 per share) for the same period in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditure and Capital Resources

The Company has financed and undertaken several investment programs under its strategic development plan. Over the years, the strategic initiatives have included upgrading and expanding production capacity in the Singapore, Thailand and China operations, the acquisition of additional interest in Charoong Thai, and the acquisition and start-up of joint venture interests in related manufacturing facilities in Singapore, Malaysia and China.

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $2.4 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. Production is tentatively scheduled to commence in 2004 instead of 2002 originally with initial estimated production of 900,000km of optic fibers annually. The actual operation commencement period will depend on the assessment of market conditions. The company will operate with an optic fiber drawing tower and two production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. ("Shandong Pacific"), a joint-venture company with partner Shandong Yanggu established to manufacture fiber optic cable for the China market in Yanggu County, Shandong Province, China, and other external buyers. The Company believes that the market for optic fiber and fiber optic cable will remain promising in China in view of her continued economic growth and infrastructure building.

On March 22, 2002, the Company purchased 100% of PEWC's interest in CCH and its wholly-owned subsidiary, PEWS, resulting in CCH and PEWS becoming wholly-owned subsidiaries of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 common shares. As a result of this new issue, PEWC's holding in the Company increased from 68.3% to 75.4%. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export.

Other investments in 2002 include: the acquisition of an additional 3.51% interest in NPC for $5.8 million, thereby increasing the Company's interest in Ningbo from 90.8% to 94.31%; the acquisition of additional new shares in Shanghai Yayang for $0.3 million, thereby increasing the Company's interest in Shanghai Yayang from 62.09% to 62.39%; the acquisition of an additional 1.84% interest in Newcall Communications Singapore Pte Ltd ("NCS") for $0.5 million, thereby increasing the Company's interest in NCS from 37.69% to 39.53%; the acquisition of additional new shares in Lox Pac for $1.2 million, however, the further issuance of new shares during the year by Lox Pac has caused the Company's effective interest in Lox Pac to be diluted from 30.56% to 24.58%; and, the acquisition of the remaining 33.85% interest in Siam Pacific for $11.6 million, in the form of Charoong Thai shares issued to the minority shareholders. NCS was liquidated during 2002 and the increased investment was written off.

During the first half of 2003, the Company injected a further $1.0 million in Shanghai Yayang Electric Co., Ltd. through its subsidiary Pacific Thai. The additional investment was in view of improved sales and operating performance and the need for expansion in capacity in the company.

During the first half of 2003, the Company injected a further $0.3 million in Shandong Pacific. To date, the Company has invested a total of $2.8 million with a 51.0% interest in Shandong Pacific.

The Company continues to have sufficient liquidity to meet its obligations as they come due and plans to maintain its liquidity by establishing additional lines of credit when the need arises. The Company continues to explore other possibilities of acquisitions and joint venture partnerships in related businesses in China and the Asia Pacific region.

Liquidity

The Company has met its working capital requirements from cash provided by operations and borrowings. Cash provided by operating activities net of changes in operating assets and liabilities during the first six months of 2002 amounted to $11.4 million compared to $4.1 million during the same period in 2002.

The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Credit and trade facilities as at June 30, 2003 totaled approximately $83 million, of which approximately $39 million has not been utilized.

RECENT DEVELOPMENTS

Bankruptcy of PUSA

Pacific USA Holdings, Inc. ("PUSA"), a subsidiary of PEWC, holds 53% of the outstanding shares of the Company's Common Stock. On December 2, 2002 (the "Filing Date"), PUSA filed a voluntary petition for bankruptcy protection under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Bankruptcy Court"), along with its affiliates PUSA Investment Company, Montford Limited, Top Target Limited, Berger Systems Limited, Elan Investments Limited, Austway Services Limited, and Pacific Realty Group, Inc. (together with PUSA, the "Debtors").

The future ownership of these shares may be affected by these bankruptcy proceedings and an Amended and Restated Pledge Agreement dated as of February 20, 2002 among Swiss Re Financial Products Corporation ("Swiss Re"), PUSA, certain affiliates of PUSA and PEWC (the "Pledge Agreement") pursuant to which that 53% block of the Company's shares (the "Pledged Shares") are pledged to Swiss Re.

Although the Bankruptcy Court has not yet approved a disclosure statement in the PUSA bankruptcy case, the Debtors and Swiss Re announced at a hearing on April 3, 2003 that they had reached an agreement by which Swiss Re would receive $27.6 million in exchange for releasing its security interest in 306,545,800 shares of capital stock of Tomson Group Ltd., which had also been pledged to Swiss Re under the Pledge Agreement. In exchange, Swiss Re agreed that it would extend the deadlines set in a certain stay agreement for approval of a disclosure statement until July 7, 2003 and for approval of a plan of reorganization until August 31, 2003.

Based upon statements by the Debtors made to the Bankruptcy Court at a hearing on April 10, 2003, we believe the sale of the Tomson Group Ltd. stock has closed. Also at that hearing, Swiss Re, PEWC and the Debtors reported they had agreed to a settlement of Swiss Re's remaining claim, which would include a release of Swiss Re's security interest in the Pledged Shares. The terms of that agreement have not been disclosed. As of the date hereof, to our knowledge, Swiss Re has not foreclosed on the Pledged Shares.

On July 16, 2003, the Debtors filed a motion to approve an amended joint disclosure statement, dated July 10, 2003 (the "Disclosure Statement"), in connection with a proposed amended joint plan of reorganization (the "Plan") under the Bankruptcy Code. A hearing on the Disclosure Statement originally scheduled for August 14, 2003 has been rescheduled for September 11, 2003.

We are unable to predict the outcome of these bankruptcy proceedings, including whether Swiss Re might foreclose on the Pledged Shares if Swiss Re's security interest in the Pledged Shares is not released. If Swiss Re were to foreclose on these shares, it could hold the Pledged Shares or dispose of them in a public or private sale as provided for in the Pledge Agreement. If it chooses to hold the Pledged Shares, it would become the controlling shareholder of the Company. Consequently, it would be able to elect the majority of the members of our Board of Directors and have the power to determine the outcome of other actions requiring the approval of our shareholders. In addition, any sale of these shares (by Swiss Re following a foreclosure on the Pledged Shares or otherwise) could affect, among other things, the trading price of the Company's shares and the number of the Company's shares that are publicly held (that is, held by non-affiliates of the Company).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The discussion above contains certain forward-looking statements based upon management's best estimates of future events. Any statements that express, or involve discussion as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.






Date:
      -------------------------


ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED






-----------------------------
By: Mr Tom Tung
Chairman